Securian Financial Group, Inc.
400 Robert Street North
St. Paul, MN 55101-2098
www.securian.com
651.665.3500
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December 20, 2006



Securities and Exchange Commission
Office of Insurance Products
100 F Street, NE
Washington, D.C.  20549-4644
Attn:  Ms. Ellen Sazzman


Re:	Variable Annuity Account
	   Minnesota Life Insurance Company
	   File Numbers 333-136242 and 811-4294


Dear Sir or Madam:

It is requested that the above-referenced Registration Statement, as filed and amended by the above-referenced separate account of Minnesota Life Insurance Company on Form N-4, be declared effective December 20, 2006, or as soon thereafter as is practicable.

Sincerely,

/s/ Robert L. Senkler

Robert L. Senkler
President and CEO

RLS:pjh








Securian Financial Group provides financial security for individuals and businesses through its subsidiaries including Minnesota Life Insurance Company, Advantus Capital Management, Securian Financial Services and Securian Trust Company.
F62483 2-2005